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                The total number of pages contained herein is 16,
                  and the Exhibit Index is located at page 12.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                               PICO Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   693366 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                        Michael Manire, D'Amato & Lynch,
                      70 Pine Street, New York, N.Y. 10270
                                 (212) 269-0927
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                November 20, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule l3d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                     SCHEDULE 13D

---------------------------------------       ----------------------------------
CUSIP NO.         719410                         PAGE    2     OF   16     PAGES
          ----------------------                     --------    --------
---------------------------------------       ----------------------------------

   1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           GUINNESS PEAT GROUP PLC

--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
   3    SEC USE ONLY



--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
        00

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OR ORGANIZATION
        ENGLAND

--------------------------------------------------------------------------------
    NUMBER OF        7     SOLE VOTING POWER
     SHARES                6,366,365 (6,075,891 have been acquired, and 290,474
                           are subject to an option to acquire)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY         8     SHARED VOTING POWER
     EACH
   REPORTING
    PERSON        --------------------------------------------------------------
     WITH            9     SOLE DISPOSITIVE POWER
                           6,366,365 (6,075,891 have been acquired, and 290,474
                           are subject to an option to acquire)
                  --------------------------------------------------------------
                     10    SHARED DISPOSITIVE


--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        6,366,365 (6,075,891 have been acquired, and 290,474 are subject to an option to acquire)

--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES [ ]

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        19.58% (18.7% are currently owned, and exercise of an additional option to acquire would increase the percentage owned by 0.89%)

--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
        CO

--------------------------------------------------------------------------------





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Item 1.        Security and Issuer.

        This statement relates to shares of Common Stock, par value $0.001 (the "Common Stock"), of PICO Holdings, Inc., a California corporation (the "Issuer"). The address of the Issuer's principal executive office is One Almaden Boulevard, Suite 300, San Jose, California 95113.

Item 2.        Identity and Background.

        (a)-(c) This statement is filed by Guinness Peat Group plc, an English public limited company ("GPG"). GPG is an investment holding company with a diversified range of strategic interests in a number of businesses. A majority of its funds are invested in the United Kingdom, Australia and New Zealand. GPG's shares are publicly held and are traded on the London, Australian and New Zealand Stock Exchanges. GPG's business and principal office address is Second Floor, 21-26 Garlick Hill, London EC4V 2AU, England.

        GPG has six Directors. The executive Chairman is Sir Ron Brierley. Sir Ron owns approximately 3.7% of the outstanding shares of GPG. The second
GPG Director, Blake A. Nixon, is GPG's Executive Director in the United
Kingdom.  The third GPG Director, Dr. Gary H. Weiss, is GPG's Executive
Director in Australia. Trevor J.N. Beyer, Maurice William Loomes and Anthony Ian Gibbs are the other three Directors.

        GPG Shareholder Merrill Lynch Asset Management owns approximately 9.1% of the outstanding shares of GPG. Permanent Trustee Company Limited

                                        3



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and Permanent Trustee Australia Limited, on behalf of BT SMT-Equity Imputation
Fund and certain other clients, owns approximately 4.9% of the outstanding shares of GPG.

        Schedule 1, which is attached to this Schedule 13D, sets forth the information required by Items 2(a)-(c) and 2(f) of Schedule 13D for each of the executive officers and directors of GPG.

        GPG disclaims the existence of control of GPG by Merrill Lynch Asset Management, Permanent Trustee Company Limited, Permanent Trustee Australia Limited, BT SMT-Equity Imputation Fund or any other person, and disclaim any admission of such control.

        (d) None of GPG nor, to the best knowledge of GPG, any of the executive officers or directors of GPG has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

        (e) None of GPG nor, to the best knowledge of GPG, any of the executive officers or directors of GPG has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                                        4



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Item 3.        Source and Amount of Funds or Other Consideration.

        The Newly Acquired Shares were obtained in exchange for GPG's previously held 1,212,777 Shares of Class A Common Stock (the "PICO Shares") of Physicians Insurance Company of Ohio ("PICO") pursuant to the merger transaction (the "Merger") described in the Agreement and Plan of Reorganization among Citation Insurance Group ("Citation"), Citation Holdings, Inc. and PICO, dated as of May 1, 1996 as amended, a copy of which has been previously filed with the Securities and Exchange Commission (the "Commission") as noted at Exhibit A on the Exhibit Index to this Schedule 13D (the "Exhibit Index"). Upon the Merger becoming effective on November 20, 1996, each PICO share was converted into
5.0099 shares of PICO Holdings, Inc.

Item 4.        Purpose of Transaction.

         GPG has acquired the securities described in Item 5 as a result of the Merger. It presently intends to hold such securities for investment purposes.

        So long as GPG holds 11% or more of the outstanding shares of the Issuer, GPG would have the right to nominate one director to the Issuer's Board of Directors, and the Issuer shall be obligated, subject to any fiduciary duties and responsibilities which the Issuer and its Board of Directors owe to the Issuer's shareholders or others under applicable law, to use its best efforts to cause the nomination and election of such person to serve on PICO's Board of Directors. Such rights of GPG are set forth in Section 6.01 of the Agreement for Purchase and Sale of Stock, dated November 23, 1993, among GPG, Quaker Holdings

                                        5



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Limited and PICO (the "GPG Agreement"), which has previously been filed with
Commission as noted at Exhibit B on the Exhibit Index, as amended by the Agreement for Purchase and Sale of Shares, dated May 9, 1996 among GPG, Global Equity Corporation f/k/a The Ondaatje Corporation ("GEC") and PICO (the "Subsequent Agreement"), which has previously been filed with the Commission as noted at Exhibit C on the Exhibit Index, and as amended by the Assignment and Assumption Agreement between Citation and PICO dated as of November 20, 1996 (the "Assumption Agreement"), which is attached hereto as Exhibit D. GPG's current designee on the Issuer's Board of Directors is Dr. Gary H. Weiss, an Executive Director of GPG.

        GPG also has certain rights to increase its holdings of Common Stock. So long as GPG owns at least 15% of the voting power of the Issuer, GPG has the option to purchase at any time additional shares of Common Stock ("Additional Shares") from the Issuer for purchase prices that do not exceed in the aggregate $1,174,817.37. The purchase price for any such Additional Shares will be the average of the closing bid prices for shares of Common Stock as reported by NASDAQ for the 20 days preceding the date of GPG's written notification of its exercise of such option to the Issuer. Such rights of GPG to purchase Additional Shares are set forth in Sections 7.01, 7.02, 7.03 and 7.04 of the GPG Agreement, Sections 3 and 4 of the Subsequent Agreement and Clauses 1 through 3, inclusive, of the Assignment Agreement.

        These provisions could have the effect of impeding an acquisition of

                                        6



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control of the Issuer by another person.

Item 5.        Interest in the Securities of the Issuer.

        (a)    GPG beneficially owns shares of Common Stock as follows:

               (i) Upon the Merger becoming effective on November 20, 1996, each of GPG's 1,212,777 PICO Shares were converted into
                    5.0099 shares of the Common Stock. Accordingly, GPG became the holder of 6,075,891 shares of the Common Stock. Based upon the number of shares of the Common Stock outstanding at the time of the merger, such shares represent approximately 18.7% of the outstanding shares of the Common Stock.

               (ii) Under the terms of the GPG Agreement, as amended, and as described in Item 4 above, GPG also has the option to purchase Additional Shares from the Issuer for purchase prices that do not exceed in the aggregate $1,174,817.37. The purchase price payable by GPG for any such Additional Shares will be the average of the closing bid prices for shares of the Common Stock as reported by NASDAQ for the 20 days preceding the date of GPG's written notification of its exercise of such option to the Issuer. Based on the purchase price that would have been applicable to such option on the date of execution of the Merger, a full exercise by GPG of

                                           7



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                    such option on such date would have entitled GPG to acquire an additional 290,474 shares of the Common Stock. Such additional shares would increase the number of shares of Common Stock owned by GPG to 6,366,365 and would increase the percentage of outstanding shares of Common Stock owned by GPG to 19.58%.

        (b) GPG has sole voting and dispositive power over the shares of Common Stock described above.

        (c) Except as set forth herein, no person identified in Item 2 above has effected any transaction in shares of Common Stock during the past 60 days.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock described above.

Item 6.        Understandings or Relations with Respect to Securities of the
Issuer.

        Each of Ronald Langley and John Hart signed a Call Option Agreement, dated November 23, 1993, with GPG (the "Call Option Agreements"). The Call Option Agreements give each of Langley and Hart an option to buy up to 10% of any shares of Common Stock (including Additional Shares) acquired pursuant to the GPG Agreement, as amended. As of the merger date, Langley and Hart

                                        8



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would have each had the option to buy from GPG 715,699 shares of the Common
Stock at approximately $.70 per share, and 316,415 shares of the Common Stock at approximately $.95 per share. The purchase price payable by Langley or Hart for any Additional Shares that GPG may acquire as described in Item 4 above would be the higher of approximately $.70 per share and the average price paid for such Additional Shares by GPG. On the date of the Merger, each of Langley and Hart would be entitled to purchase 1,032,114 shares of the Common Stock. Ownership of such shares would give each of Langley and Hart 3.17% of the outstanding shares of Common Stock in addition to any other shares they may own. If GPG were to exercise fully its option to purchase Additional Shares at the purchase price per share that would have applied on the date of the Merger, as described in
Item 5(a) above, each of Langley and Hart would be entitled to purchase an additional 29,947 shares of Common Stock. Such additional purchase would give each of Langley and Hart 1,062,061 shares of Common Stock, which would represent for each of them 3.27% of the outstanding shares of Common Stock. To the best knowledge of GPG, Ronald Langley and John Hart have no agreement or arrangement with respect to the acquisition, holding, voting, or disposing of shares of Common Stock except as set forth herein.

        GPG must notify each of Langley and Hart before transferring any shares of the Common Stock (including Additional Shares) that are subject to their options so that Langley and Hart will have the opportunity to exercise their options before such transfer.


                                        9



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        Such options to purchase held by Langley and Hart in Clauses 2.1 through
2.7 and 7.1 through 7.4 of the Call Option Agreement between GPG and Ron
Langley, which has previously been filed with the Commissions as noted at Exhibit E on the Exhibit Index, and for the Call Option Agreement between GPG and John Hart, which has previously been filed with the Commission as noted at Exhibit F on the Exhibits Index.

        The Issuer has been assigned a right of first refusal in respect of the shares of Common Stock that GPG has acquired or may acquire. Such right of first refusal is set forth in Sections 6.07, 6.08, 6.09 and 6.10 of the GPG Agreement, which has previously been filed with the Commission as noted at Exhibit B on the
Exhibit Index.

        The Issuer has been assigned rights of first refusal in respect any shares of Common Stock acquired by Langley and Hart pursuant to their respective Call Option Agreements. Such rights rights of first refusal are set forth in the Agreement, dated as of November 23, 1993, between PICO and Langley, which has previously been filed with the Commission as noted at Exhibit G, on the Exhibit Index, and the Agreement, dated as of November 23, 1993, between PICO and Hart, which has previously been filed with the Commission as noted at Exhibit H on the
Exhibit Index. Assignments referenced above are set forth in the Assumption Agreement.

        Except as set forth in Item 4 above and in this Item 6, none of GPG nor,

                                       10



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to the best knowledge of GPG, any other person identified in Item 2 above has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any such securities, finders fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss or the giving or the withholding of proxies.

        [The balance of this page has been intentionally left blank.]

                                       11



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Item 7.        Materials to be Filed as Exhibits.

*          Exhibit A -  Agreement and Plan of Reorganization among Citation
                        Insurance Group ("Citation"), Citation Holdings, Inc. and PICO, dated as of May 1, 1996, as amended by amendment thereto dated August 14, 1996, and related Merger Agreement

**         Exhibit B -  Agreement for Purchase and Sale of Stock,
                        dated November 23, 1993, among GPG, Quaker Holdings
                        Limited and PICO

***        Exhibit C -  Agreement for Purchase and Sale of Shares, dated May 9,
                        1996 among GPG, GEC and PICO

           Exhibit D -  Assignment and Assumption Agreement between Citation and PICO dated as of November 20, 1996

****       Exhibit E -  Call Option Agreement, dated November 23,  1993, between
                        GPG and Ron Langley

*****      Exhibit F -  Call Option Agreement, dated November 23,  1993, between
                        GPG and John Hart

******     Exhibit G -  Agreement, dated as of November 23, 1993,
                        between PICO and Ronald Langley.

*******    Exhibit H -  Agreement, dated as of November 23, 1993,
                        between PICO and John Hart.



* Incorporate by reference to Exhibit 2.2 of Registration Statement on Form 5-H (File No. 333-06671) filed by the Issuer (the "Registration Statement")

**         Incorporated by reference to Exhibit 10.56 of Registration Statement

***        Incorporated by reference to Exhibit 10.59 of Registration Statement

**** Incorporated by reference to Exhibit C to Schedule 13D filed by GPG and Quaker Holdings Limited regarding PICO, dated December 10, 1993 (the "PICO 13D")

*****      Incorporated by reference to Exhibit D to PICO 13D

******     Incorporated by reference to Exhibit E to PICO 13D

*******    Incorporated by reference to Exhibit F to PICO 13D


                                       12



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 1996

                     Guinness Peat Group plc

                     By:   /s/ B.A. Nixon
                         ------------------------------
                         Name:  B.A. Nixon

                         Title:  Executive Director



                                       13



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                                        SCHEDULE 1

==============================================================================================
      NAME AND BUSINESS                 POSITION WITH GPG AND               CITIZENSHIP
           ADDRESS                      PRINCIPAL OCCUPATION
----------------------------------------------------------------------------------------------
Trevor J. N. Beyer               Director of GPG, and Director of      New Zealand
Guinness Peat Group plc          Brierley Investments Ltd, Welgas
Second Floor                     Holdings Ltd, Alvis plc, Brown
21-26 Garlick Hill               Shipley Holdings; Avimo Singapore
London EC4V 2AU England          Ltd and Waterfall Holdings plc

Sir Ron Brierley                 Director and Chairman of the Board    New Zealand
Guinness Peat Group plc          of GPG, non-executive Director and
Second Floor                     Founder President of Brierley
21-26 Garlick Hill               Investments Ltd, director of
London EC4V 2AU England          Australian Gas Light Company,
                                 Advanced Bank (Australia) Ltd,
                                 Tyndall Australia Ltd, Mid-East
                                 Minerals Ltd, Brown Shipley Holding
                                 Ltd and Avimo Singapore

Blake A. Nixon                   Director and President of Quaker,     New Zealand
Guinness Peat Group plc          and Executive Director of GPG,
Second Floor                     Director of Brown Shipley Holdings
21-26 Garlick Hill               Ltd, the Groucho Club London plc
London EC4V 2AU England          and Hampshire Company plc, and an
                                 Alternate Director of Tyndall
                                 Australia Ltd.

Dr. Gary H. Weiss                Executive Director of GPG, Deputy     New Zealand
Guinness Peat Group plc          Chairman of Tyndall Australia Ltd.
Second Floor                     and Mid-East Minerals Ltd, Director
21-26 Garlick Hill               of Allgas Energy Ltd, ASC Ltd,
London EC4V 2AU England          Australis Media Ltd, Brown Shipley
                                 Holdings Ltd., PICO, the Issuer,
                                 Premier Investments Ltd and Turners
                                 & Growers Ltd.

Maurice William Loomes           Executive Director of GPG             Australia
Guinness Peat Group plc          Director of ASC Ltd, Turners &
Second Floor                     Growers Ltd, Tyndall Australia Ltd,
21-26 Garlick Hill               The Colonial Motor Company Ltd
London EC4V 2AU England          and Jerrabomberra Estates Ltd.

Anthony Ian Gibbs                Executive Director of GPG,            New Zealand
Guinness Peat Group plc          Chairman of Turners & Growers Ltd,
Second Floor                     Director of The New Zealand
21-26 Garlick Hill               Guardian Trust Co. Ltd, Tyndall
London EC4V 2AU England          Australia Ltd and The Colonial
                                 Motor Company Ltd.
==============================================================================================


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